Form 3

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OMB NUMBER     3235-0104
Expires:       September 30, 1998
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hours per response. . . 0.5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

(Print or Type Responses)

1.   Name and Address of Reporting Person

     McDaniel, Gary P.

     (Last)   (First)   (Middle)

     c/o Windsor Real Estate Investment Trust 8
     6430 South Quebec Street
               (Street)
     Englewood, Colorado 80111
     (City)   (State)   (Zip)

2.   Date of Event Re-Requiring Statement
     (Month/Day/Year)

     September 1997

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol

     Windsor Real Estate Investment Trust 8 (No ticker or trading symbol)

5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

      X   Director*            X   10% Owner**
      ___ Officer (give        ___ Other (specify
                  title below)            below)

     * Reporting Person is a Trustee of the Issuer, which is a real estate investment trust, which relationship is comparable to being a Director of a corporation.

     ** The Reporting Person is the Chief Executive Officer and a Director of Chateau Communities, Inc., the indirect owner of 19,339 Common Shares of Beneficial Interest of the Issuer (of which 19,139 Common Shares were acquired on May 11, 1998) and 984 Preferred Shares of Beneficial Interest of the Issuer, and as such would be deemed to be a "beneficial owner" of such securities pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder. The Reporting Person does not, however, have a direct or indirect pecuniary interest in such securities and therefore is not a "beneficial owner" of such securities as that term is used in Rule 16(a)(1)(a)(2) of the Exchange Act.

6.   If Amendment, Date of Original
     (month/Day/Year)

7.   Individual or Joint/Group Filing (Check Applicable Line)
      X   Form filed by One
               Reporting Person
          Form filed by More than
          One reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1.   Title of Security
     Instr. 4)

     None, the Reporting Person does not own any securities of the Trust.

2.   Amount of Securities Beneficially Owned
     (Instr. 4)

     None.

3.   Ownership Form:  Direct (D) or Indirect (I)  (Instr.5)

     Not applicable.

4.   Nature of Indirect Beneficial Ownership
     (Instr. 5)

     Not applicable.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
{*}If the form is filed by more than one reporting person, see
Instruction 5(b)(v).

                              (over)
                              SEC 1473 (9-96)

FORM 3 (continued)  Table II - Derivative Securities
               Beneficially Owned (e.g., puts, calls,
               warrants, options, convertible securities)

1.   Title of Derivative Security
     (Instr. 4)

     Not applicable.

2.   Date Exercisable and
     Expiration Date
     (Month/Day/
     Year)

     Not applicable.

     Date Exercisable Expiration Date

     Not applicable.

3.   Title and Amount of Securities Underlying Derivative Security
     (Instr. 4)

     Title                    Amount or Number of Shares

     Not applicable.

4.   Conversion or Exercise
     Price of Derivative
     Security

     Not applicable.

5.   Ownership
     Form of Derivative
     Security: Direct
     (D) or Indirect (I)
     (Instr. 5)

     Not applicable.

6.   Nature of Indirect Beneficial Ownership
     (Instr. 5)

     Not applicable.


  Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                  9/23/98
                    {**}Signature of Reporting Person Date

                     /S/GARY P. MCDANIEL
                     Gary P. McDaniel


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                                        SEC 1473 (9-96)